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Exhibit 21.1

LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	State of Incorporation
Mountaineer Park, Inc.	West Virginia
Speakeasy Gaming of Las Vegas, Inc.	Nevada
Scioto Downs, Inc.	Ohio
Presque Isle Downs, Inc.	Pennsylvania
MTR—Harness, Inc.	Minnesota
Jackson Racing, Inc.	Michigan

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  Exhibit 21.1
LIST OF THE REGISTRANT'S SIGNIFICANT SUBSIDIARIES